                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G
                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934



                             Dyersburg Corporation
                             ---------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                  267575-10-8
                                  -----------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO.  267575-10-8
           -----------

1)     Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
       Person.
                  VBM Investment Trust I
- ------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group

       (a)
       (b)     x
- ------------------------------------------------------------------------
3)     SEC Use Only

- ------------------------------------------------------------------------
4)     Citizenship or place of Organization

       United States

- ------------------------------------------------------------------------
Number of Shares     5)  Sole Voting Power  .  .  .  .  .  .  .  .  -0-
Beneficially Owned   ---------------------------------------------------
by Each Reporting    6)  Shared Voting Power.  .  .  .  .  .  .  .  -0-
Person With          ---------------------------------------------------
                     7)  Sole Dispositive Powers  .  .  .  .  .  .  -0-
                     ---------------------------------------------------
                     8)  Shared Dispositive Powers.  .  .  .  .  .  -0-

9)     Aggregate Amount Beneficially Owned by
       Each Reporting Person .    .    .    .    .    .    .   .    -0-

- ------------------------------------------------------------------------
10)    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares  .    .    .    .    .    .    .  Not applicable

- ------------------------------------------------------------------------
11)    Percent of Class Represented by Amount in Row (11)  .  .  .    0%
- ------------------------------------------------------------------------

12)    Type of Reporting Person .    .     .     .     .     .     . 00



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Item 1(a).        Name of Issuer:

                  Dyersburg Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  1315 East Phillips Street, P.O. Box 767
                  Dyersburg, TN 38024

Item 2(a).        Name of Each Person Filing:

                  This Schedule 13G is filed by the VBM Investment Trust I.

Item 2(b). Address of Principal Busienss Office or, if none, Residence of Each Person Filing:

                  330 South Street, P.O. Box 1975
                  Morristown, NJ  07962-1975

Item 2(c).        Citizenship of Each Person Filing:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $0.01 per share

Item 2(e).        CUSIP Number:

                  267575-10-8

Item 3.           Statement filed pursuant to Rules 13d-1(b) or 13-2(b).

                  Not Applicable.

Item 4.           Ownership:

                  On September 9, 1996, all of the assets of the filing person were distributed to Van Beuren Management Trust. Van Beuren Management Trust has reported its acquisition of the shares subject to this Schedule 13-G in Amendment No. 2 to the
                  Schedule 13-D filed by Kurt T. Borowsky and David J. Roy.

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Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group:

               Not Applicable.

Item 9.        Notice of Dissolution of Group:

               Not Applicable.

Item 10.       Certification:

               Not Applicable.



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                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

September 24, 1996                       VBM INVESTMENT TRUST I

                                    /s/ Kurt T. Borowsky*
                                    -----------------------------
                                    by:  Kurt T. Borowsky, Trustee

*/s/ Kenneth M. Socha
- ---------------------
by:  Kenneth M. Socha, Attorney-in-Fact


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                                                                       Exhibit 1



                               POWER OF ATTORNEY



     The undersigned hereby appoints Kenneth M. Socha as his true and lawful agent to act in his name, place or stead to execute and file with the Securities and Exchange Commission a Schedule 13G under the Securities Exchange Act of 1934 (including any and all amendments thereto) reporting his or her interest in shares of common stock of Dyersburg Corporation together with the other information required thereby and a Joint Filing Agreement in connection therewith.

     Said Attorney and each substitute, if any, appointed as above provided shall have all the powers, including discretionary powers, which are granted to said Attorneys by any of the provisions of this instrument and, acting alone and without notice to anyone, may exercise any or all of said powers in the same manner and with the same effect as if appointed by this instrument as my sole Attorney-in-Fact.

     THIS POWER OF ATTORNEY SHALL NOT BE AFFECTED BY SUBSEQUENT DISABILITY OR INCOMPETENCE.

     In witness whereof, the undersigned have hereunto set their hand and seal this 24th day of September 1996.

                              VAN BEUREN MANAGEMENT TRUST

                              /s/ Kurt T. Borowsky
                              --------------------
                              by:  Kurt T. Borowsky, Trustee




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